Exhibit 99.1

Bragg Gaming Content Live in Italy with Microgame

Expands Bragg iGaming content to Europe’s second largest online gaming market

Toronto, April 12, 2023 - Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG), today announced that its content is now live in Italy, Europe’s second largest online gaming market, with the country’s leading local operator Microgame. Bragg’s expansion to Italy follows its launches in several key territories including North America, the UK, the Netherlands, Greece, the Czech Republic, Germany and Switzerland.

An initial batch of more than 30 popular online casino game titles distributed exclusively by Bragg are now certified for the Italian market and available to Microgame. Additional games, including from Bragg’s Atomic Slot Lab and Indigo Magic studios, are expected to go live with Microgame over the next several months.

With over 20 years of experience, Microgame is the leading gaming service provider in Italy, offering a comprehensive and flexible online casino and betting platform which powers many of the country’s premier online casino brands.

Italy became the first major country in continental Europe to regulate online gambling in 2006 and is now the second largest regulated online market on the continent, with expected online casino revenues of US$2.4 billion in 2023 according to H2 Gambling Capital estimates.

Lara Falzon, President and Chief Operating Officer at Bragg, said: “Our expansion into Italy is another proof point of successful execution on our initiative to be a provider of exciting, player-engaging content to the world’s biggest regulated online gaming markets. We are excited to feature our exclusive content as key games in our initial content distribution for Europe’s second largest online market.

“By partnering with Microgame, one of Italy’s largest B2B providers, we now have access to numerous leading operators in the country, which will enable us to reach a wide local audience from the outset.

We are excited to further grow our presence in Europe through the introduction of our premium content for players in Italy.”

Marco Castaldo, CEO at Microgame, said: “We are pleased to partner with Bragg to bring their high-quality content to our players in Italy. The introduction of Bragg’s player-popular content is another important step in our commitment to provide local players with great online gaming content.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.group

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group